SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE

STRATEGY AND COMMUNICATION COMMITTEE OF BRASKEM S.A.

(Approved at the Braskem Board of Directors Meeting of 8/8/2018)

1. Objectives

The Strategy and Communication Committee (“CEC” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body entrusted with supporting the Braskem Board of Directors (“Board” or “CA”) as pertains to the matters described in Section 2 of these Internal Rules (“Rules”).

2.   Duties

The CEC is responsible for the following:

i.         Monitoring compliance with the guidelines established in the Company’s policies regarding:

•         Disclosure of information; and

•         sustainable development.

ii.         Evaluating, prior to the CA’s assessment, the proposals of the Braskem Business Leader (“LN-Braskem”) for updating the policies listed in Section 2(ï) above;

iii.         Evaluating, prior to the CA’s assessment, Braskem’s strategic direction in its various lines of business;

iv.         Evaluating the topics to be included in LN-Braskem’s Action Program ("PA"), which are: business, philosophy, vision and strategic direction;

v.            Contribute to the proposed PA, before it is reviewed by the CA, with a focus on the general guidelines, directives and premises utilized in the preparation of LN-Braskem’s multi-year PA;

vi.           Monitor Braskem’s performance in relation to the approved PA, and report any issues to the CA, in order to contribute to Braskem’s operations, industrial and corporate strategies (i.e. production and raw materials), marketing and sales, technological development, trademarks and patents, as well as attainment of the strategies of growth and sector fortification;

vii.       Evaluate and monitor the Company’s communication strategy;

viii.       Evaluate and monitor the strategy of building the Company’s image;

ix.        Evaluate the Company’s relationship plan with the society based on LN-Braskem’s PA and monitor Braskem’s institutional image in accordance with the institutional relations policy and programs (i.e. via public communications, the press, class and representation bodies and trademarks);

x.        Monitor and evaluate Braskem’s initiatives regarding business sustainability within the context of the strategic vision as defined in LN-Braskem’s PA; and

xi.        Approve at the first meeting of each fiscal year the standard agenda for topics to be deliberated at the regularly-scheduled meetings, by proposal of its coordinator, taking into consideration the CEC’s responsibilities and other activities requested by the CA, as well as approving the schedule of such meetings.

3.       CEC Operations

3.1.  Composition and Term of Office

The CEC must consist of at least 3 (three) and no more than 5 (five) members chosen by the Board itself, as appointed by its Chairman (“P-CA”) from among the full members and alternate members of the CA, one of whom shall be appointed coordinator of the Committee.

The term of office of the CEC’s members shall coincide with that of their Board membership. If a member of the CEC should leave his/her position as board member prior to the scheduled end of his/her term, the P-CA must promptly nominate his/her replacement. The function of the CEC’s members may not be delegated.

3.2.  Coordination

The CEC coordinator shall have the following duties:

i.      Propose to the CEC, whenever necessary, approved changes to the standard agenda and annual schedule, considering the recommendations of the other CEC members;

ii.      Ratify the agenda for the CEC’s regularly scheduled meetings before it is sent by the CA’s Executive Secretary (“S-CA”) to the members of this Committee;

iii.      Convene and conduct the meetings of the CEC;

iv.      Define the need for special meetings, proposing dates and agendas for such meetings, while respecting the right of the other CEC members to also request such meetings;

v.      Ensure that the calls and agendas of the meetings are sent to the members of the Committee, via the S-CA, together with any necessary supporting material, within the deadline stipulated in these Rules;

vi.      Invite, when necessary, external consultants, Braskem officers and Team Members of Braskem to appear at the meetings. The invitation must be sent with the support of the S-CA;

vii.      Forward to the CA the analyses, opinions and reports prepared by the CEC, which must be submitted to the CA;

viii.      When deemed necessary and appropriate by the CEC coordinator, propose that the officers hire external consultants to assist in performing the Board’s tasks. The contracting process must comply with relevant Braskem guidance documentation;

ix.      Ensure that the drafts of the meeting minutes are forwarded to the members of the Committee for their consideration no more than 3 (three) business days after the meeting;

x.      Comply with and cause others to comply with the norms contained in these Rules; and

xi.      Submit to the CA any proposals for updating these Rules.

3.3.  Meetings

The CEC carries out its activities mainly through work meetings and, for that purpose, it meets regularly, on at least a quarterly basis, according to the annual schedule approved at the first meeting of each fiscal year, and on an exceptional basis, whenever the CEC’s coordinator or any of its members deem necessary, in agreement with the CEC coordinator, or when circumstances require.

The regularly-scheduled meetings of the CEC to examine matters for the deliberation of the CA must be held at least 7 (seven) days prior to the scheduled meetings of the Braskem Board of Directors (“RCA” or “RCAs”), unless the majority of its members sets an earlier deadline, but always prior to the convening of the RCAs.

The calls, agendas and accompanying support materials for the meetings must be made available to the Committee’s members by the S-CA, at least 10 (ten) calendar days prior to the date of the meeting, unless the majority of its members establishes an earlier deadline, but never less than 48 (forty-eight) hours, and, in these cases, in which cases the agenda must be provided with the proper accompanying documents.

The meetings of the CEC shall be held, preferably, at Braskem’s head office, and may be held, on an exceptional basis, via remote participation, provided they are authorized by the CEC coordinator. In the case of non-face-to-face meetings, each CEC member shall be individually and exclusively responsible for taking all necessary measures to ensure the strict confidentiality of the meetings. Persons not authorized by the CEC coordinator shall be prohibited from having access to any information discussed at the meeting.

Preferably, all CEC members must attend all meetings, whether in person or via video or telephone conference. The minimum quorum for meetings to be deemed in session must be more than half the members. Any CEC member who is unable to attend the meeting must inform the CEC coordinator in advance and indicate, as the case may be, which member shall represent him/her.

The recommendations of the CEC must be recorded in the meeting minutes prepared by S-CA, validated by the CEC members and made available on Braskem’s governance portal on the Internet that the board members only have access. The minutes must be filed by the Corporate Governance area at the Company’s head office.

Any meeting of the CEC can, at the discretion of its coordinator, be confidential in nature, either totally or partially, when the subject matter so requires.

4.       General Provisions

S-CA is responsible for providing support to the CEC, according to the duties established in the CA’s Internal Rules.

Communications between members of the CEC and other advisors must be confidential.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.